                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2020/10/29: Court approved plea agreement between U.S. Department of Justice and United Microelectronics Corp.

99.2                 Announcement on 2020/10/29: Announcement of board meeting approved the consolidated financial statements for the third quarter of 2020

99.3                 Announcement on 2020/10/29: The board meeting approved capital budget execution

99.4                 Announcement on 2020/10/29: UMC Board of Directors approved UMC to proceed with a potential investment to expand capacity

99.5                 Announcement on 2020/10/29: UMC announced its operating results for the third quarter of 2020

Exhibit 99.1

Court approved plea agreement between U.S. Department of Justice and United Microelectronics Corp.

1. Parties to the legal matter:

The U.S. Department of Justice and United Microelectronics Corp., et al.

2. Name of the court or punishing agency of the legal matter:

United States District Court, Northern District of California, San Francisco Division

3. Reference/Case number of relevant documents of the legal matter:

United States v. United Microelectronics Corporation, et al., 3:18-CR-00465 MMC

4. Date of occurrence of the event:2020/10/29 (Taiwan time)

5. Details of occurrence (including the matter under dispute):

In November 2018, the U.S. Department of Justice brought criminal charges against United Microelectronics Corp., et al. based on allegations of conspiracy to steal multiple trade secrets, etc.

6. Handling procedure: Please refer to points 8 and 9.

7. Impact on the Company’s finance and business and projected amount:

According to the plea agreement, the Company pleaded guilty to one lesser count of receiving and possessing stolen trade secret, agreed to pay a fine of $60 million USD and to cooperate with the U.S. Department of Justice during a three-year term of non-supervised probation. The amount of fine has no material effect on the Company’s finances and business.

8. Countermeasures and improvement status:

The United States District Court, Northern District of California, San Francisco Division, approved the plea agreement between U.S. Department of Justice and United Microelectronics Corp. on 2020/10/29 (Taiwan time).

9. Any other matters that need to be specified:

UMC and US Department of Justice Reach Plea Agreement on Trade Secret Case Hsinchu, Taiwan, October 29, 2020 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC”), an industry-leading Taiwanese semiconductor manufacturing company, today pleaded guilty to one count of receiving and possessing a stolen trade secret, and agreed to pay a fine of $60 million USD.

UMC’s plea and Plea Agreement resolve a 2018 trade secrets case brought against UMC by the U.S. Department of Justice. (“DOJ”) in November 2018. As part of the Plea Agreement, DOJ agreed to dismiss the original indictment against UMC, including allegations of conspiracy to commit economic espionage and conspiracy to steal multiple trade secrets from Micron Technology, Inc. (“Micron”), patent-related allegations, and alleged damages and penalties of $400 million USD to $8.75 billion USD. The one trade secret at issue in the guilty plea and Plea Agreement related to older technology that had been in mass production worldwide for several years. DOJ also dismissed a related civil case against UMC. Aside from the fine amount, UMC has no further financial obligations to DOJ. The Plea Agreement also provides that UMC will cooperate with DOJ and will be subject to a three-year term of non-supervised probation.

UMC plays a significant role in the semiconductor supply chain worldwide and in the United States in particular, from which it derives more than a third of its revenue. UMC has long-standing business relationships, both as a supplier and a customer, with many well established and respected U.S. companies in the semiconductor industry. UMC also has recently worked with two other U.S. companies manufacturing an essential semiconductor component for ventilators being produced by those companies in response to the COVID-19 pandemic.

In May 2016, UMC finalized a Cooperation Agreement with Fujian Jinhua Integrated Circuit Co., Ltd. (“Jinhua”), a Chinese company. The Cooperation Agreement, which had been pre-approved by the Taiwan Ministry of Economic Affairs Investment Committee, called for UMC and Jinhua to jointly develop two generations of DRAM process technology (the “DRAM Project”). The DRAM technology nodes to be developed were not new, leading-edge technology; instead, they would be similar to technology that had been in mass production since at least 2012.

As part of the DRAM Project, UMC recruited engineers from various companies, including Micron Memory Taiwan, Co., Ltd. (“MMT”). UMC never requested nor expected that any former MMT employees would bring confidential or trade secret information to UMC. However, as described in the Plea Agreement, two former employees of MMT assigned to the DRAM Project, in direct violation of UMC policies and their UMC employment agreements, which formed part of the measures that UMC had in place to prevent unauthorized use of confidential information, brought with them to UMC confidential and alleged trade secret materials from former employers. Those materials included the trade secret that was the subject of the guilty plea. In August 2016, one of those employees input parameters from that trade secret into an early draft of UMC's design rules for the first-generation of the DRAM Project. These actions were both unauthorized and contrary to UMC policies.

UMC top management was not aware at the time of the above actions, or those of a third UMC employee in December 2015, a management employee who had previously worked at MMT.  Upon learning about the conduct referenced above, UMC undertook significant efforts to remove any unauthorized information from the process technology that it was developing under the Cooperation Agreement. The first-generation DRAM process technology was transferred to Jinhua in September 2018. UMC values and respects the important role it plays in the semiconductor supply chain in the U.S. and worldwide and never planned to, and did not transfer Micron trade secrets or any unauthorized third-party information to Jinhua.

The allegations at issue here were also the subject of a four-month criminal trial in Taiwan, in which Micron’s counsel participated extensively. After reviewing all of the evidence and testimony in that matter, the Taichung district court issued a 182-page decision in which it found that one former MMT employee divulged portions of one trade secret (the same trade secret described in the Plea Agreement) to some others at UMC. The district court fined UMC approximately $3.5M USD, but denied the prosecutor’s request for $700 M USD in disgorgement because it found that there was no evidence in the case showing that UMC used the trade secret or that the trade secret was provided to Jinhua. (All parties have filed appeals of the Taiwan court decision).

Under U.S. law, a company is legally responsible for the actions of its employees even where those actions violate company policy and are performed without the knowledge of top management. In pleading guilty, UMC recognizes and accepts liability for the actions of certain employees.

Stan Hung, Chairman of the Board of UMC, issued the following statement in connection with the agreement:

“As an industry-leading Taiwanese semiconductor manufacturing company with valued and significant relationships with U.S. companies in the semiconductor industry, UMC has been developing and producing semiconductor and other technologies for four decades. Several years ago, after obtaining approval from the Taiwanese government, UMC entered into a cooperation agreement to develop specific, mature DRAM manufacturing processes by employing UMC’s institutional knowledge and experience, vast research and development resources.

When UMC top management learned about the conduct referenced in the Plea Agreement, UMC took steps to address the situation, including launching an internal investigation, and taking measures to ensure that the MMT information was not used or transferred outside the company.

As a result of this matter, UMC has implemented protocol to better control and monitor the security of confidential information; regularly implements compliance training on the protection of intellectual property rights; and conducts regular internal audits to ensure the full compliance of its daily operations with its policy and procedures.

UMC takes full responsibility for the actions of its employees, and we are pleased to have reached an appropriate resolution regarding this matter. We will continue to focus on delivering competitive logic and specialty technologies that meet the highest standards of excellence to companies in every major sector of the electronics industry”

Exhibit 99.2

Announcement of board meeting approved the consolidated financial statements for the third quarter of 2020

1. Date of the financial reports submitted to the board of directors or approved by the board of directors: 2020/10/29

2. Date of the financial reports approved by the audit committee: 2020/10/29

3. Year/Quarter of financial reports: 2020Q3

4. Accumulated operating revenue in the reporting period (thousand NTD): 131,524,561

5. Accumulated gross profit (loss) from operations in the reporting period (thousand NTD): 28,149,009

6. Accumulated net operating income (loss) in the reporting period (thousand NTD): 16,392,621

7. Accumulated profit (loss) before tax in the reporting period (thousand NTD): 16,692,449

8. Accumulated profit (loss) during the period attributable to owners of parent in the reporting period (thousand NTD): 17,993,985

9. Accumulated basic earnings (loss) per share in the reporting period (NTD): 1.50

10. Total assets end of the reporting period (thousand NTD): 368,243,929

11. Total liabilities end of the reporting period (thousand NTD): 147,328,966

12. Equity attributable to owners of parent end of the reporting period (thousand NTD): 220,761,456

13. Any other matters that need to be specified: NA

Exhibit 99.3

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2020/10/29

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NTD14,793 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.4

UMC Board of Directors approved UMC to proceed with a potential investment to expand capacity

1. Date of the resolution of the board of directors or shareholders meeting: 2020/10/29

2. Content of the investment plan:

UMC Board of Directors approved and authorized Chairman to tender, bid, negotiate and/or sign related documents for the potential investment and then to report to or be further discussed in the meeting of the Board of Directors in the future.

3. Projected monetary amount of the investment: Depends on the value of final investment.

4. Projected date of the investment: NA

5. Source of capital funds: Own funds

6. Specific purpose: Pursue long-term growth and satisfy customer needs

7. Any other matters that need to be specified: None

Exhibit 99.5

UMC announced its operating results for the third quarter of 2020

1. Date of occurrence of the event: 2020/10/29

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Third Quarter 2020 Results

3Q20 operating income grew 22% QoQ

Company posts 3Q20 net income of NT$9.11 billion or NT$0.75 EPS

Third Quarter 2020 Overview:

‧Revenue: NT$44.87 billion (US$1.54 billion)

‧Gross margin: 21.8%; Operating margin: 15.9%

‧Revenue from 28nm: 14%

‧Capacity utilization rate: 97%

‧Net income attributable to stockholders of the parent:

NT$9.11 billion (US$313 million)

‧Earnings per share: NT$0.75; earnings per ADS: US$0.129

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the third quarter of 2020.

Third quarter consolidated revenue was NT$44.87 billion, compared to NT$44.39 billion in 2Q20 and up 18.9% YoY from NT$37.74 billion in 3Q19. Consolidated gross margin for 3Q20 was 21.8%. Net income attributable to the stockholders of the parent was NT$9.11 billion, with earnings per ordinary share of NT$0.75.

Jason Wang, co-president of UMC, said, “During the third quarter, consolidated operating margin reached 15.9%, while utilization rate remained firm at 97%. Wafer shipments reached 2.25 million 8-inch equivalent wafers. During Q3, work-from-home and home schooling trends continued to contribute to stable end market demand for applications in wireless connectivity, power management ICs used in smartphones as well as high speed interface I/O controllers found in computing devices. In addition to demand stability across various end markets, our 28nm revenue grew QoQ as customer product tape outs continued throughout the quarter. Moving forward, we expect to see a sustained increase in the number of 28nm tape outs, which will further diversify our 28nm exposure to end markets and customers.”

Co-president Wang continued, “Looking into the fourth quarter, demand from consumer and computer related applications will lead to a minor increase in wafer shipments, propelled by ongoing work-from-home initiatives and home schooling. Furthermore, we have seen an uptick in semiconductor demand due to more silicon content in particular applications such as newly deployed 5G smartphones, IoT devices and other consumer products. Therefore, the current industry landscape appears to show favorable supply and demand dynamics towards foundry; hence, UMC will pursue a delicate balance in strengthening our customer relationships while securing interests for our shareholders to ensure our long term growth.”

Fourth Quarter 2020 Outlook & Guidance

‧Wafer Shipments: To increase by 1-2%

‧ASP in USD: To increase by 1%

‧Gross Profit Margin: To remain flat

‧Capacity Utilization: mid-90% range

‧2020 CAPEX: US$1 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A